Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 28, 2022

VIA EDGAR CORRESPONDENCE

Timothy Worthington
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund II (the “Trust”)
File Nos. 333-143964; 811-21944

Dear Mr. Worthington:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 21, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Nasdaq Lux Digital Health Solutions ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Fund and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location it is applicable to similar disclosure appearing elsewhere in the Registration Statement. Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Fund. Please also fill in any blanks and include a completed fee table in your response.

Response to Comment 1

The Fund confirms that it will provide responses to the Staff’s comments on EDGAR at least five business days before its effective date and all blanks in the registration statement will be completed upon effectiveness of the Fund. Pursuant to the Staff’s request, a completed fee table for the Fund has been set forth in Exhibit A to this response.

Comment 2 – Principal Investment Strategies

Please explain what Lux Capital is and clarify the entity’s role in the operation of the Fund.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

Lux Capital is responsible for owning and maintaining the Index methodology, and the screening and evaluation of all companies involved in the Index.

Comment 3 – Principal Investment Strategies

Please explain the following in plain English: “proteomics, next-generation (NGS) or genome sequencing and/or genetic testing platform.”

Response to Comment 3

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

(ii) development of a proteomics (the study of proteins), next-generation sequencing (“NGS”) (a highly parallel approach to determining the sequence of bases in DNA), genome sequencing (the process of determining the sequence of the entire set of genetic information of an organism) and/or genetic testing platform (type of medical test that identifies changes in DNA sequences).

Comment 4 – Principal Investment Strategies

The Staff notes that “medical device” is a very broad term and asks the Fund to please explain its nexus to digital health.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

(i) development or commercialization of a medical device (including any instrument, apparatus, appliance or other material that when used in combination with software is used for diagnostic or therapeutic purposes across disease, injuries/handicaps and physiological conditions).

Comment 5 – Principal Investment Strategies

Please supplementally explain what a “life science/diagnostic tool or instrument” is and its nexus to digital health.

Response to Comment 5

A life science/diagnostic tool or instrument refers to a collection of techniques used to analyze some biological condition or state based on measuring DNA or proteins. These techniques are used to diagnose and monitor disease in combination with other medical devices such as Next-Generation Sequencing and bioinformatics software to determine what therapeutics may work best for a patient.

Comment 6 – Principal Investment Strategies

Please explain what is meant by “clinically actionable.”

Response to Comment 6

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

(iii) development of a clinically actionable genomic information platform (meaning the findings of changes in DNA sequences have known medical conditions associated with them which often have known medical recommendations for healthcare providers).

Comment 7 – Principal Investment Strategies

The Staff notes that the following appears to be constructed in a grammatically incorrect way and asks the Fund to please clarify: “(iv) development of a software healthcare data or analytics platform.”

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

(iv) development of software that is used to collect healthcare data to provide users with analytics

Comment 8 – Principal Investment Strategies

Please supplementally provide the Index methodology and a list of anticipated initial holdings of the Fund.

Response to Comment 8

The Fund confirms that it will supplementally provide the Staff with the Index methodology and a list of anticipated initial holdings of the Fund.

Comment 9 – Principal Investment Strategies

Please clarify the definition of “laboratory services” and explain its nexus to digital health.

Response to Comment 9

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

laboratory services (activities related to medical tests carried out to obtain information about the health of a patient to aid in diagnosis, treatment, and prevention of diseases) that commonly use techniques involving medical devices such as NGS and laboratory informatics software to provide results and interpretation to patients.

Comment 10 – Principal Investment Strategies

Please explain “free float market capitalization” in plain English.

Response to Comment 10

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies:”

The term “free float” is used to capture the portion of an issuer’s outstanding securities that can be publicly traded, and thus excludes locked-in securities held by an issuer’s affiliates, officers or promoters or securities subject to some other restrictive arrangement that prevents them from being freely traded.

Comment 11 – Principal Investment Strategies

Please clarify how the components of the Index are weighted and specifically what is meant by “modified” in the following phrase: “according to a modified market capitalization methodology.”

Response to Comment 11

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

Under this methodology, the weighting of each Index constituent is determined by dividing its free float market capitalization by the aggregate free float market capitalization of all the securities in the Index subject to a maximum weighting of 8%. These weights are maintained for the five securities with the largest free float market capitalization, and all other securities in the Index are subject to a maximum weighting of 4%. Thus, no security may be weighted above 8% and only five securities may exceed 4%.

Comment 12 – Principal Investment Strategies

The Staff notes the phrase “shortly after,” and asks the Fund to please clarify how long after the change is made to the Index that the Fund will make the corresponding modifications.

Response to Comment 12

The Fund believes that the current disclosure is appropriate as currently presented.

Comment 13 – Additional Information on the Fund’s Investment Objective and Strategies

Please clarify if the Fund intends to use derivatives to gain exposure to the Index, and if so, please include a discussion of derivatives risk. Additionally, please confirm that derivatives will be marked to market for purposes of the Fund’s 80% test.

Response to Comment 13

The Fund has no current intention to utilize derivatives to help track the Index. The referenced disclosure was included to reserve the Fund’s right to utilize derivatives to help track the Index if the need arose in the future. The Fund believes that this need is unlikely to arise. Accordingly, this disclosure has been removed from the prospectus and included in the Statement of Additional Information. However, if the Fund does invest in derivatives, the Fund confirms they will be marked to market for purposes of the Fund’s 80% test.

Comment 14 – Risks of Investing in the Fund

Please consider making index tracking risk a discrete risk apart from Index Provider Risk.

Response to Comment 14

The Fund believes that the disclosure as currently presented in Non-Correlation Risk addresses index tracking risk.

Comment 15 – Statement of Additional Information

Please confirm that you will include the sublicense agreement between the Fund and Index provider as an exhibit.

Response to Comment 15

The Fund confirms that this exhibit will be included upon effectiveness of the Fund.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208